Exhibit 17.1

Lisa Brady

1007 Dockway Drive

Huron, OH 44839

lisa@lakeerieadventure.com

216.402.3685

July 18, 2024

Board of Directors

Parks America

1300 Oak Grove Road

Pine Mountain, GA 31822

Dear Members of the Board,

I am writing to formally resign from my position on the Parks! America Board of Directors, effective immediately.

This decision has not been made lightly, as it has been a privilege to serve on this board and to contribute to our shared mission. However, I find myself extremely at odds with the current direction in which the recently appointed board is headed. Specifically, I have significant concerns about the strategic decisions being made and their potential long-term impact on the organization. The first two decisions made by this board resulted in the placement of two highly unqualified individuals stepping into key positions within the organization without any interview process, vetting or qualification.

Moreover, I am deeply worried about the risk of a breach of fiduciary duty. I believe that some recent decisions and actions taken by the board are not in alignment with the best interests of our stakeholders. As a fiduciary, it is my responsibility to act in the best interests of the company and its shareholders, and I feel that I can no longer fulfill this duty in good conscience given the current trajectory.

I hope that my resignation will prompt a careful review of the board’s strategic direction and decision-making processes. It is my sincere hope that Parks America will continue to thrive and uphold the values and responsibilities we all hold dear.

Thank you for the opportunity to serve on the board. I have valued the experience and the relationships formed during my tenure on the board and with the company.

Sincerely,

Lisa Brady